GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

Exemption No. 82-4962

RECEIVED
2006 JUN 23 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014639

21 June 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

SUPPL

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Thirty-Eighth Annual General Meeting for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

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Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **21/06/2006 10:57:27 AM**

Reference No **GG-060621-03D91**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GB" or "the Company")
- Thirty-Eighth Annual General Meeting ("38th AGM")

* **Contents :-**

The Board of Directors of GB is pleased to inform that the shareholders of GB have at the 38th AGM of the Company held on Wednesday, 21 June 2006 approved all the resolutions under Ordinary and Special Business as set out in the Notice of the 38th AGM contained in the Annual Report for Year 2005.

GENTING BERHAD

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: